

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2012

Via E-mail
Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

> **Re:** **Cimarex Energy Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 1-31446**

Dear Mr. Korus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business

Marketing, page 10

1. We note that your two largest customers accounted for approximately 22% and 15%, respectively, of your 2011 revenues. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the names of these customers and their relationship to you or supplementally confirm that the loss of such customers would not have a material adverse effect on your operations.

Risk Factors

Our business involves many operating risks that may result in substantial losses for which insurance may be unavailable or inadequate, page 17

2.   We note your reference to hydraulic fracturing and actual or potential regulation. We also note that the process is used for almost all of your wells. Given that fracking is a material part of your current operations, please revise this risk factor section to disclose all material risks related to hydraulic fracturing operations, including financial and operational risks, or advise us why such disclosure is not appropriate.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 44

3.   We note that you utilize the label "cash flow from operations" to refer to a non-GAAP measure on page 46, while using the terms "cash flow provided by operating activities" and "operating cash flow" to refer to the closely-related GAAP measure. We do not believe that your label for the non-GAAP measure is representationally faithful because it introduces non-cash elements and is commonly recognized as the GAAP measure of operating cash flows. You will need to select an alternate label for your non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K. For example, you may preface your current label with the term "Adjusted" or "Non-GAAP" to provide this distinction; although you should also disclose that this represents an imprecise and incomplete measure of cash flow. You should also disclose the reasons you believe the measure provides useful information about your financial condition or results of operations to comply with Item 10(e)(1)(i)(C) of Regulation S-K. It should be clear what you believe is apparent and meaningful in your presentation that is not revealed in your GAAP measures of operating cash flows.

Financial Statements

Note 18 – Unaudited Supplemental Oil and Gas Disclosures, pages 85-91

Oil and Gas Reserve Information, page 88

4.   For ease of readability and for consistency with similar information presented in Items 1 and 2, please provide MMcfe equivalency amounts for all reserve volumes presented in the table on page 88.

5.   We note your statement that you "have no PUD reserves whose scheduled delay to initiation of development is beyond five years of initial booking." We also note that you converted 5 Bcfe of PUDs into proved developed reserves in 2011 and 13 Bcfe of PUDs into proved developed reserves in 2010. These amounts were 2.4% and 3.8%,

respectively, of your year beginning PUD reserve volumes for those years. As we would expect PUD conversions in a 5 year development timeframe to approximate 20% of the beginning of year volumetric balance, tell us how you expect to meet your stated time frame.

6.   In accordance with Item 1203(c) of Regulation S-K, please discuss investments and progress made during the year to convert PUDs into proved developed reserves, including, but not limited to, capital expenditures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lily Dang at (202) 551-3867 or in her absence, Karl Hiller – Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour at (202) 551-3360 or in his absence, Norman von Holtzendorff at (202) 551- 3237 with any other questions.

                                    Sincerely,

                                    /s/H. Roger Schwall

                                    H. Roger Schwall
                                    Assistant Director